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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of September 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X          Form 40-F
                                   ---                   ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                            Yes                   No  X
                                ---                  ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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Issuance of Senior Notes by Shinhan Bank

     On September 13, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue senior notes amounting to USD 30,000,000. The notes are scheduled to be issued on September 24, 2004. The following is a detailed summary of terms and conditions of the note issuance.


1.  Issuer              : Shinhan Bank
2.  Amount              : USD 30 Million
3.  Status              : Medium Term Notes
4.  Trade Date          : September 13, 2004
5.  Issue Date          : September 24, 2004
6.  Maturity Date       : September 24, 2014, subject to Early Redemption
7.  Issue Price         : 100%
8.  Coupon Rate         : 6.83%
9.  Coupon Dates        : Annually on 24 of September of each year commencing 24
                          September 2005, subject to Early Redemption
10. Early Redemption    : The issuer has the right to redeem the notes in whole
                          but not in part annually from and including 24 September 2005 through to and including 24 September 2013 upon giving at least a five(5) London and
                          New York business days notice
11. Listing             : Singapore Stock Exchange
12. Redemption Price    : 100%
13. Type of Issuance    : Private Placement

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.



                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : September 14, 2004